May 23, 2008

VIA EDGAR AND FACSIMILE (202) 772-9210

Division of Corporate Finance
Mail Stop 3720
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Larry Spirgel

Re:           Gen2Media Corporation (the “Company”)
Amendment No. 2 to
Registration Statement on Form S-1 (“Form S-1”)
Filed April 3, 2008
File No. 333-147932

Dear Mr. Spirgel:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated April 23, 2008, addressed to Mary A. Spio, the Company’s Chief Executive Officer, with respect to the Company’s filing of Form S-1.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of Amendment No. 2 to Form S-1 (the “Amended Registration Statement”), filed on May 23, 2008, have been referenced.

Prospectus Cover Page

1.
We note that the shares will be sold at “up to S0.50 per share” prior to OTC bulletin board quotation. Please state on the cover page and elsewhere in the prospectus as appropriate a fixed price at which the securities will be sold until the stock is quoted on the OTC bulletin board.

Response: We have stated on the cover page, and elsewhere in the prospects as appropriate, that the shares will be sold at a fixed price of $0.50 per share until the stock is quoted on the OTC bulletin board.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

2.
We note your revisions in response to comment two in our letter dated January 2, 2008. However, we note that you are still registering 5,000,000 shares for resale by three members of your advisory board, 1,000,000 shares for resale by a significant shareholder and consultant and additional shares for resale by relatives of officers and directors and significant shareholders. Please advise what percentage these shares represent of your outstanding shares not held by affiliates. Given this apparently large percentage, the short time period these advisors and other persons have held these shares, their intent to sell as soon as practicable following effectiveness, and their relationships with the company, it appears that this registration statement is an indirect primary offering where the company is attempting to distribute a significant number of shares into the market through affiliated parties. If you agree, please revise the registration statement to fix the offering price of the securities for the duration of the offering arid identify the selling stockholders as underwriters. If you disagree, please provide your analysis in your response letter as to why the private placement should not be integrated with this public offering. In such analysis, you should provide specific detail as to the services provided by your advisors and consultant and any proceeds received by the company in the private placements.

Response: We have revised and limited the registration of shares to only those shares that were subscribed- and paid-for in the Company’s private placement.  We are not registering any shares that were granted for services, or any options, and we are not registering any shares of any officers, directors, affiliates or related parties thereto. Therefore, none of the selling shareholders are underwriters of the Company’s securities, and this is not an attempt by the Company to distribute additional shares into the market through affiliated parties, as no affiliates are offering any shares for sale.

Prospectus Summary, page 5

3.
Although you acknowledge that most of your website content is music videos, you continue to refer in your summary and throughout the prospectus to a “vast array of channels” and a “vast list of content of over 15,000 music videos, television shows, movies, sports, events, concerts and exclusive.” Please provide disclosure in your Business section that supports these statements and enables investors to clearly understand the nature of the content that you are providing on your website.

Response: The Company has substantially revised the Business Section to expand the explanation of its services, business and products.

4.	As you indicate in the risk factor on page seven, you have not entered into any licensing agreements. Please explain how you allow users to “watch, download or own” the content you provide.

Response: The Company has revised this language in the risk factor, as its users are required to enter into licensing agreements in order to view, download or own its content. Accordingly, the Company does have in place certain licensing agreements that allow it to provide the content on its site for viewing and downloading.

Risk Factors, page 7

5.
We note your response to comment 13 in our letter dated January 2, 2008 acknowledging that the ability of the company to continue as a going concern is another risk factor that needs to be addressed in the filing. However, no risk factor has been added. Please revise accordingly.

Response: We have revised our disclosure to provide for such a risk factor.

Even if this Offering is fully subscribed….Page 7

6.
Since you will not receive any proceeds from this offering, please revise this risk factor heading to eliminate the implication that full subscription in this offering will have any direct effect on your capital requirements.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Response: We have revised the risk factor heading accordingly.

The Shares are an illiquid investment. Page 9

7.	Please describe the substantial restrictions on transfer of the shares.

Response: We have revised the registration statement to describe the substantial restrictions on transfer of the shares.

Our shares are subject to the U-S. “Penny Stock” Rules. . .. page 9

8.
The SEC phone number that you have provided in this risk factor is for SEC investor Assistance and Complaints. Rather than direct investors to call this number for more information regarding penny stocks, a more relevant reference would be to the SEC’s website page on penny stocks (http://www.sec.gov/answers/penny.htm). Also note that the address you provide for the SEC is incorrect.

Response: We have revised our disclosure per this comment.

Management’s Discussion and Analysis or Plan of Operation,.page13

Plan of Operation and Financing Needs. page 13

9.
We note your revisions in response to comment nine in our letter dated January 2, 2008. However, it is still unclear what your business model and expected sources of revenue will be. You refer to a variety of ventures or possibilities with little or no supporting detail on your efforts and prospects. For example, we note your references to use on set-top televisions (or as an alternative to satellite, terrestrial and cable transmission), your in-store platform, and the development of micro Sites for clients. You also refer to an embedded or user-shared media player, full production services and content creation, and the sale of premium content on page 16. Please significantly revise your plan of operations disclosure to provide a concise statement of your plan to generate revenues in the future, including by reference to products and services and the intended customers of those products and services. For planned products or services, please specifically disclose the actions you have taken to date so that investors can evaluate the current state of your business. It is important for investors to he able to distinguish between operations you are actively pursuing arid speculation about what you may engage in at a future date.

Response: The Company has revised and updated this information to provide a more current state of its business model and expected sources of revenue, and to provide its plan for achieving sustained revenue and profit.

10.
Please provide expanded disclosure about the nature and status of the strategic alliances that you are pursuing and how they arc expected to impact your business. For example, we note your reference to image Entertainment and other vendors on page 16 and potential partnerships with Microsoft, Sprint and Stanton Capital on page 20. Also, since you state that certain of these agreements will be finalized once funding becomes available, discuss your efforts to seek such funding and the current status of those efforts.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Response: We have revised the registration statement to provide expanded disclosure about the nature and status of the strategic alliances that the Company is pursuing and how they arc expected to impact the Company’s business.

11.
We note your response to comment 11 in our letter dated January 2, 2008. Please include herein the first three sentences under Note 9 on page F-l5. Additionally, please update the disclosure to address your liquidity and capital resources as of the most recent balance sheet date.

Response: The Company has sustained operating losses and its cash needs extend beyond its current resources. Subsequent to June 30, 2007, the Company has exhausted most of its liquidity. In addition, the Company does not have a reliable source of future funding. These factors create an uncertainty about the Company’s ability to continue as a going concern.  The Compay has updated its disclosure to address the liquidity and capital resources as of December 31, 2007.

Results of Operations for the Three Months Ended September 30, 2007, page 13

12.	Please revise title to refer to the period as of the latest balance sheet date and the corresponding period in 2006.

Response: We have revised the title accordingly.

13.	Please revise to provide a discussion of the reasons for the material period-to-period changes in your results of operations.

Response: The Company has revised its disclosure to provide a discussion of the reasons for the material period-to-period changes in its results of operations.

14.	Please provide a discussion of your results of operations for the period from July 21, 2006 through June 30, 2007 under a separate heading.

Response: We have provided such a discussion under separate heading, per the comment.

Liquidity and Capital Resources, Page 13

15.	Please update this section to discuss your liquidity and capital resources as of December 31, 2007.

Response: The Company has updated this section to discuss its liquidity and capital resources as of December 31, 2007.

16.
We note your response to comment 11 in our letter dated January 2, 2008 in which you state that ongoing revenue sources are sufficient to cover ongoing operations, including expenses of less than $50,000 per month. We also note from your disclosure on page 13 that you have $82,778 in accounts payable. Since it is not apparent how your $2,416 in cash and cash equivalents and your minimal revenue production to date will be sufficient to cover your expenses, please enhance your disclosure in this section to discuss your liquidity concerns and the efforts you have undertaken to address them. Refer to Regulation S-B Item 303(a)(1)(i) (or Regulation S-K Item 303(a)( I) and (h)).

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Response: The Company has provided additional disclosure in the liquidity and capital resources sections of the registration statement.

Business, Page 16

17.
We note your reference to licensing agreements in the second paragraph on page 16. This reference appears inconsistent with disclosure on page seven stating that you have not entered into licensing agreements. Please clarify. If you have entered into licensing agreements, please significantly expand your description of those agreements and their significance to your business.

Response: The Company has revised its disclosure to clarify the state of its licensing agreements, and has significantly expanded its description of those agreements and their significance to its business.

18.	We note that you create your own content. Please describe the content that you create and its significance to your business.

Response: The Company has provided a description of the content that the Company creates and its significance to its business.

19.
We note your three part technologies (Media Compression Techniques, Media Management Techniques, and a Media Distribution Platform) listed in the fourth paragraph on page 16. These descriptions appear too generic to provide meaningful disclosure. Since your website platform and patent pending technologies make up the majority of your assets, please significantly expand your disclosure of these technologies so that investors can understand their significance to your business. Also explain what you mean by stating that you are in the “provisional stage” of acquiring patents on your technology and techniques.

Response: The Company has provided such disclosure, per your request.

Our Products, page 16

20.	Unless your embedded or user-shared media player has been used on, or is specifically planned to be used on, myspace.com and facebook.com, please delete the references to these websites.

Response: We have deleted these references, per your request.

Market Opportunity, Page16

21.
We note your citation to a 2006 report making predictions about market development in 2007. Since it is currently 2008, please consider removing this reference or updating it with more relevant information.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Response: The company has removed the reference to this report.

Growth Strategies,  Page 17

22.
Please expand on your disclosure of your ability to offer online video at lower prices. It is still not apparent what your abilities to create, manage and distribute content arc and how they enable you to offer products at lower prices.

Response: The Company has expanded its disclosure with respect to its ability to offer online video at lower prices.

Report to Shareholders page 18

23.
Please clarify whether you intend to register your common shares under the Securities Exchange Act of 1934. We note your preliminary negotiations with a market maker to file an application for quotation of your securities on the OTC Bulletin Board. If such is the case, please indicate whether the company expects to file a 1934 Act registration statement. If you do not intend to do so, further revise this disclosure to accurately reflect the consequences of the effectiveness of this registration statement on Exchange Act reporting duties.

Response: The Company has revised its disclosure to indicate that the Company currently does not expect to file a 1934 Act registration statement, and it has accurately reflected the consequences of the effectiveness of this registration statement on its Exchange Act reporting duties.

Management , page 18

24.	Please disclose the position Ms. Spio held with Boeing Corporation.

Response: The Company has revised its disclosure accordingly to disclose the position Ms. Spio held with Boeing Corporation.

25.
We reissue comment 29 in our letter dated January 2, 2008. Your references to specific technological developments, productions and artists are of limited value to investors unless you describe in more detail the nature and relative significance of the services that your executive officers contributed to those technologies, productions and artists. If you are not able to provide this context, please delete such references and limit you disclosure to brief descriptions of business experiences in the last five years as required by Regulation S-B Item 401 (a)(4) (or Regulation S-K Item 401(e)(1)).

Response: The Company has removed the reference to the specific technological developments.

Certain Relationships and Related Transactions, page 20

26.
Please disclose all material information regarding the related party liabilities, including the related parties involved, amounts involved and all material terms of such liabilities. Also file any written agreements controlling such liabilities as exhibits to the registration statement.

Response: The Company has revised its disclosure per your request. Please note that there are no written documents relative to these related party liabilities to attach.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

27.	Please disclose all related persons (as such term is defined in Regulation S-K Item 404) who purchased stock in your 2007 private placement and who are participating in this offering.

Response: The Company has revised its disclosure accordingly.

28.
We note your response to comment 37 in our letter dated January 22, 2008. We also note that you issued stocks and stock option/ warrant in connection with the Vanguard consulting agreement and such agreement has a term of two years. Please tell us why it is not appropriate to amortize the costs related to these issuances over the term of the agreement.

Response:  The options granted to Vanguard Capital are non-forfeitable. Moreover, the Options granted to Vanguard are, by the terms of the written Consulting Agreement, fully earned upon execution of the Agreement.  Therefore, the cost of the options has been taken in full, up front. However, Vanguard is still contractually bound to provide the consulting services that it agreed to, and continues to provide these services.

Security Ownership of Certain Beneficial Owners and Management. page 21

29.	Please explain why Mr. Hansen and Mr. Morris are shown as each owning 2,389,041 shares in the table but you indicate in footnote (4) that each owns 4,000,000 shares.

Response: The Company has revised its disclosure to correct any inconsistencies.

Selling  shareholders. page 22

30.
Please disclose all material relationships between selling shareholders and the company or any of its affiliates. For example, it appears that certain selling shareholders are relatives of officers and directors and advisory board members. Disclose all such relationships or explain to us why you do not believe they are material.

Response: The Company has revised its disclosure per your comment.

31.
Please revise the column for percentage of common stock before the offering to indicate the percentage ownership for each stockholder beneficially owning in excess of one percent. It appears that you have used an asterisk in several cases where more than one percent is owned.

Response: The Company has revised the column for percentage of common stock to indicate the percentage ownership for each stockholder beneficially owning in excess of one percent.

32.
Since certain selling shareholders (e.g. Vanguard Capital. LLC) will have shares remaining even after the sale of all shares registered for sale in this registration statement, please provide the required information in the beneficial ownership after the offering column and the percentage of common stock owned after the offering column.

Response: The Company has revised its disclosure accordingly.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

33.	Disclose the natural person(s) who exercise voting and investment control over the shares to be sold by OIC Nominees, Ltd. and Sichenzia Ross Friedman Ference LLP.

Response: The Company has revised its disclosure to indicate that Mr. Paul Brown is the natural person who exercises voting control over OIC Nominees, LTD., and Marc Ross is the natural person who exercises voting control over Sichenzia Ross Friedman Ference LLP.

Market for Common Equity and Related Stockholder Matters. page 25

34.
Please provide the information required by Regulation S-B item 201(a)(2)(ii) (or the same Item of Regulation S-K) regarding shares eligible for resale pursuant to Rule 144 and shares subject to registration rights.

Response: The Company has revised its disclosure pursuant to Regulation S-K item 201(a)(2)(ii), that as of May 1, 2008, the Company has agreed to register 10,875,000 shares of its common stock under the Securities Act for sale by security holders

Financial Statements

Independent Auditors’ Report. page F-5

35.	We note your response to comment 47 in our letter dated January 2, 2008. As previously requested, please identify the auditors.

Response: The Company’s auditors have revised their report with the requested information; the revised report has been furnished in the registration statement.

Consolidated Statement of Operations, page F-S

36.	Please provide a “Schedule of Operating Expenses” similar to the schedule on page F-20.

Response: The Company has provided such a schedule on F-8, per your request.

2. Website Platforms page F-8

37.
Refer to your response to comment 51 in our letter dated January 2, 2008 indicating that your projections for 2008 “show a significant increase in sales and profitability with positive cash flow.” Tell us if your operating results during the quarter ended March 31, 2008 met your expectations and whether you adjusted your forecasts to reflect actual results, including the projections used to assess recoverability of your long-lived assets. In this regard, we refer you to your statement on page 13 that you “do not expect to generate any significant revenues in the near future.”

Response: The operating results for the first quarter of 2008 were in line with the Company’s expectations, and the Company has begun to realize revenues, and continues to believe that it will generate substantial revenues, and reach profitability by the second or third quarter of 2008.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

5. Commitments, Page F-12

38.
Per your response to comment 53 in our letter dated January 2, 2008, the cost of the 2 million shares issued to Vanier was charged to consulting expense. However, as disclosed herein, “the fair market value of the 2,000,000 shares ($200,000) was recorded as professional services expense. We further note that you did not record consulting fees prior to the six months ended December 31, 2007 per the Schedule of Operating Expenses set forth on page F-20. Please revise your disclosure as appropriate.

Response:   The Company’s response to your comment 54 in the letter dated January 2, 2008 was incorrect.  The cost of the 2 million shares issued to Vanguard was charged to professional services expense not consulting expense.

6. Capital Stock Page F-14

39.
We note your response to comment 54 in our letter dated January 2, 2008. Please provide us in detail how you calculated the proceeds of $644,837 as reported, after considering the effect of the deferred subscription and the offering costs.

Response:

Please note the below calculation of proceeds:

Stock issued to employees in stock exchange	$25,337

Private placement memorandum	560,000

Private placement memorandum	59,500

Common stock subscribed	100,000

Less: subscription receivable	(100,000)

Total	$644,837

Earnings per Share. page F-14

40.
Refer to your revised disclosure in connection with your response to comment 55 in our letter dated January 2, 2008. You disclose that the “common stock options outstanding during the period were excluded from the shares used to calculate diluted earnings per share as their inclusion would be anti-dilutive.” Since you disclose on page P-25 that you had no outstanding options as of June 30, 2007, please delete this disclosure.

Response: The Company has deleted this disclosure, per your request.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Schedule of Operating Expenses ( Unaudited ), page F-20

41.	We note your response to comment 16 in our letter dated January 2, 2008. Please tell us the nature of “Other operating expenses.”

Response:   The $159,775 of other operating expenses included other business, equipment, promotional and administrative expenses not categorized into the line items of expenses listed individually on the schedule. All of these expenses were incurred in relation to the ongoing operations of the business.

3. Summary of Significant Accounting Policies, page F-2 1

42.
We note your response to comment 61 in our letter dated January 2, 2008 and your products and services disclosures on pages 13, 16, and 17. Please disclose your revenue recognition policy for these products and services.

Response: The Company has revised its disclosure to disclose its revenue recognition policy for these products and services.

Recent Accounting Pronouncements. page F-23

43.	In connection with your response to comment 63 in our letter dated January 2, 2008, please revise your disclosures to conform to your revised disclosures on page 15.

Response: The Company has revised its disclosure accordingly.

Non-Cash Compensation Related to Stock, page F-25

44.	We note your response to comment 33 in our letter dated January 2. 2008 in part. Please disclose the information required in paragraph A240(e)(2)of SPAS 123R.

Response: Revised disclosure has been provided to disclose the information required in paragraph A240(e)(2)of SFAS 123R.

Earnings per Share. page F-26

45.
Refer to your response to comment 65 in our letter dated January 2, 2008. Since the inclusion of common stock options outstanding would be anti-dilutive, revise amount included in “weighted average shares outstanding fully diluted” to 42,867,826.

Response: We have revised the amount included in “weighted average shares outstanding fully diluted” to 42,867,826.

Part II

Item 25. Other Expenses of Issuance and Distribution

46.
We reissue comment 66 in our letter dated January 2, 2008. Please advise us whether you have included the 700,000 shares issued to your law firm as an expense. if not, please include the value of those shares as an expense and explain how you valued those shares.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Response: During the six months ended December 31, 2007, the Company expensed $70,000 to professional fees relating to the issuance of 700,000 shares of stock to Sichenzia Ross Friedman Ference, LLP.

Item 26. Recent of Unregistered  Securities

47.
We reissue comment 69 in our letter dated January 2, 2008. Please include the required disclosure for all shares you issued in connection with your acquisition of E360, LLC and all securities you have issued to officers, directors, advisors or employees in connection with services performed.

Response: The Company has revised its disclosure to provide for the securities it has issued to officers, directors, advisors or employees in connection with services performed, in connection with the acquisition of E360, LLC.

48.	We note that you provided all investors in your private placement with access to your SEC filings. Since you did not make any filings with the SEC prior to this registration statement, please revise.

Response: The Company has revised is disclosure per the comment.

Item 27. Exhibits

49.
We reissue comment 71 in our letter dated January 2, 2008. Please file copies of agreements or plans pursuant to which you have granted options or any other compensation to your directors, management and advisors.

Response: The Company has included, as exhibits to the registration statement filed on May 14, 2008, all agreements pursuant to which the Company has granted options or other compensation to its directors, namely, the employment agreements entered into between the Company and its executive officers and directors.

* * *

If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

Very truly yours,
Jonathan R. Shechter
___________________________
Jonathan R. Shechter, Esq.

cc:  Mr. Ian McDaniel,
Chief Executive Officer

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com